[Letterhead of Neonode Inc.]

March 21, 2017

Via Edgar

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Neonode Inc.

Registration Statement on Form S-3 (333-216702)

Acceleration Request

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neonode Inc. hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Friday, March 24, 2017 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please confirm effectiveness by advising our legal counsel, David Mittelman of Reed Smith LLP, at (415) 659-5943.

Sincerely,

/s/ Lars Lindqvist

Lars Lindqvist

Chief Financial Officer